Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Three‑Month Period Ended March 31, 2019

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at March 31, 2019 and for the three-month period then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the period of the report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has access to, among other things, the Directors’ Report and the financial statements for the year ended December 31, 2018, which were attached to the Company’s Periodic Report for 2018 which was published on March 28, 2019 (Reference No.: 2019-01-026541), (hereinafter – “the Consolidated Financial Statements” and “the Periodic Report for 2018”, respectively). The information included in the Periodic Report and the Consolidated Financial Statements is included herein by reference.

It is noted that, as at March 31, 2019, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

Presented together with this report are the consolidated interim financial statements as at March 31, 2019 (hereinafter – “the Interim Statements”). In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the report. The materiality of the information included in this report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the Securities Regulations (Periodic and Immediate Reports), 1970.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the report, Kenon Holdings Inc. (hereinafter – “Kenon”) is the Company’s controlling shareholder for the purposes of the Securities Law and the Companies Law, 1999. Kenon is a company incorporated in Singapore, the shares of which are “dual listed” on both the New York Stock Exchange (NYSE) and on the Tel‑Aviv Stock Exchange.

The Company is engaged, by itself and through several subsidiaries, in the generation and supply of electricity in Israel, including, initiation, development, construction and operation of power plants, and generation and supply of electricity to private customers and Israel Electric Company (hereinafter – “IEC”).

Brief description of the Group, its business environment and its areas of activity

As at the date of the report, the Company operates in a single reportable segment – generation and supply of electricity. In the framework of this area of activities, the Company is engaged in initiation, development, construction and operation of power plants and facilities for generation of electricity, and supply thereof to consumers. As at the date of the report the Company’s electricity generation and supply activities concentrate on generation of electricity using conventional and cogeneration technologies. As at the date of the report the Company owns two power plants: the Rotem Power Plant, which as at the date of the report is owned by OPC Rotem Ltd. (“Rotem”) (at the rate of 80%) and an additional shareholder (at the rate of 20%)1, which utilizes conventional generation technology and has an installed capacity of about 466 megawatts, as is shown in Rotem’s generation license; and the Hadera Power Plant, which is wholly owned by OPC Hadera Ltd. (“Hadera”), which is currently under construction and is planned to operate using cogeneration technology, with an installed capacity of about 148.5 megawatts, as is shown in Hadera’s conditional license.

[1]
For details regarding negotiations with the other shareholder (Veridis – Power Plants Ltd.) for execution of a transaction, among other things, for acquisition of its holdings in Rotem – see Section 2 of the Update of the Periodic Report for 2018 with reference to the Description of the Company’s Business.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Hadera also owns the Energy Center, which has an installed capacity of about 17.9 megawatts and which up to the date of the commercial operation date of the Hadera Power Plant supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”) (the balance of the electricity needs of Hadera Paper is supplied by Rotem). As at March 31, 2019, the investments in the Hadera Power Plant and its infrastructures amounted to about NIS 837 million. Pursuant to the notification delivered by the construction contractor of the power plant being constructed by the Company’s subsidiary, OPC Hadera Ltd. (hereinafter – “the Hadera Power Plant”), the completion date of the construction of the Hadera Power Plant is expected to be delayed beyond the third quarter of 2019. This estimate is based on the timetables provided in connection with replacement of a defective component found as part of the operation tests2. In light of that stated the Company’s management estimates that the commercial operation date will be in the fourth quarter of 20193. The Company is taking action to postpone the commercial operation date appearing in Hadera’s conditional license beyond September 2019 (the original date) based on the Cogeneration Regulations4 and, accordingly, to revise the Hadera Loan Agreement (as this term is defined in the Periodic Report for 2018) to extend the commercial operation date provided in the Hadera Loan Agreement. As at the date of this Report, the Company estimates that the costs deriving from the said delay, including lost profits, are expected to be covered by Hadera’s insurance policy. In addition, Hadera is entitled to compensation from the construction contractor pursuant to the construction agreement in respect of delay of the operation date. Considering that stated, in the Company’s estimation the said delay is not expected to trigger a variance from the Company’s estimate with reference to the construction cost of the Hadera Power Plant5 6. For additional details – see Note 5C to the interim financial statements.

[2]
See Sections 3, 8.2.4, 8.5.1.2, 8.14, 8.18 and 19.3.10 in the Periodic Report for details regarding delays that occurred during the construction period of the Hadera Power Plant, including a prior component with the same defect. Based on the information provided by the construction contractor, the source of the defect was found and the required corrective actions are being taken.

[3]
For details regarding the arrangements provided as part of Hadera’s arrangements with its customers in connection with delays in the operation date stated in the agreements with them, including provision of a discount by the Company in the delay period – see Section 8.5.1.2 of Part A to the Periodic Report for 2018.

[4]
The Cogeneration Regulations in the Electricity Sector (Cogeneration), 2014. Postponement of the commercial operation date in the conditional license for a period of up to twelve months could involve forfeiture of the guarantee Hadera provided in the amount of NIS 1.2 million. For details – see that stated in Section 8.2.4 of Part A to the Periodic Report for 2018.

[5]	See the above-mentioned sections in the Periodic Report.
[6]
It is hereby clarified that that stated above, including regarding the updated expected date of commercial operation of the Hadera Power Plant, coverage of the costs deriving from the delay in the commercial operation of the Hadera Power Plant and/or regarding lack of a significant variance compared to the estimated construction cost of the power plant, includes “forward‑looking” information, as defined in the Securities Law, 1968, which is based on the Company’s estimates as at the date of this report, and regarding which there is no certainty of its actual realization. As a practical matter, the date of commercial operation of the Hadera Power Plant could be delayed even beyond the fourth quarter of 2019 and the actual construction cost might be higher than the estimate – this being as a result of, among other things, delays in completion of the construction work and the operation of the power plant and/or due to additional breakdowns and technical failures and/or owing to occurrence of any of the risk factors involved with the construction of the power plant or in the Company’s activities. In addition, if compensation is not received for the full amount of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation, this could have an adverse impact of the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 19.3 to Part A of the Periodic Report for 2018..

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

In addition, in April 2017, the Company signed a set of agreements for acquisition of 95% of the issued and paid‑up share capital of Zomet Energy Ltd. (“Zomet”), which is taking action to construct a power station running on natural gas using cogeneration technology in an open cycle having a capacity of about 396 megawatts located proximate to the Plugot intersection (“the Zomet Project”). In January 2019, the Company signed an agreement with the private shareholders of Zomet, for which 5% of the shares are held (“the Sellers”)7, whereby the Sellers will sell their shares in Zomet to the Company, in increments, on a number of dates and subject to fulfillment of milestones provided in the sale agreement. In April 2019, the conditional license for construction of the power plant for a period of 66 months was delivered to Zomet, this being further to the notification of the Electricity Authority and receipt of the approval of the Minister of Energy and after Zomet deposited a guarantee as required. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Minister), and it is conditional on compliance with milestones as provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type. It is emphasized that as at the publication date of this report, the Zoment project is subject to fulfillment of various preconditions and actions that up to now have not yet been fulfilled, including among others, assurance of the ability to output electricity from the project site, as well as maintaining (reserving) a place in the network at the time required for execution of the project. Furthermore, completion of the Zomet project is subject to completion of a financial closing at the time required, among other things, under Arrangement 914, as stated in Section 8.17.1 to Part A (Description of the Company’s Business) to the Periodic Report for 2018, which as at the date of this report is January 1, 2020.

Regarding approval of an addition to the amount of the required investment in order to bring Zomet to a position that will permit a financial closing – see Note 5 to the update of the Periodic Report regarding Description of the Company’s Business as at March 31, 2019.

In January 2019, an outline was determined for expansion of the activities of the Group to which the Company belongs (“the Idan Ofer Group” as defined in the outline) in the area of generation of electricity from an economy‑wide business concentration perspective (“the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Zomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to granting the requested license to Zomet, however this being only after compliance with the conditions provided in the Business Concentration Outline, and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement.

In April 2019, sale of the shares of “the Idan Ofer Group” (as defined in the Business Concentration Outline) in Reshet Media Ltd. was completed, which was provided as a condition in the Business Concentration Outline, this being after approval of the Business Concentration Committee to the transferee and receipt of the approval of the Second Authority for Television and Radio and, as stated above, a conditional license was issued to Zomet for construction of the power plant.

[7]	The shares of the Sellers in Zomet are held for them by a trustee.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

The Company is continuing to take action in order to fulfill the conditions and to execute additional activities, for purposes of advancing the Zomet project toward a financial closing, however there is no certainty the Zomet project will be completed, and that stated is contingent on, among other things, factors not under the Company’s control. For additional details – see Section 2.3.1 to Part A (Description of the Company’s Business) in the Periodic Report for 2018, and Note 24A.6 to the Consolidated Financial Statements.

In addition, as part of a Government resolution dated April 2, 2017, the Company was authorized to advance through the National Infrastructures Committee, plans for construction of a power plant running on natural gas. For additional details – see Section 8.2.6 to Part A (Description of the Company’s Business) in the Periodic Report for 2018. For details regarding the reform in the electricity sector and the outline for selling the generation sites of Israel Electric Company (IEC) – see Sections 7.8.3 and 7.8.4 to Part A (Description of the Company’s Business) in the Periodic Report for 2018.

In 2018, the Group operated in the area of initiation of projects for generation of electricity using photovoltaic technology through OPC Solar. In March 2019, a binding memorandum of understanding was signed for sale of the holdings of OPC Solar in Greenday. In May 2019 the transaction was completed in accordance with the memorandum of understanding – this being, among other things, after receipt of approval of Supervisor of Economic Competition. On the completion date of the transaction, OPC Solar received part of the consideration, in the amount of NIS 1.5 million, and it was determined that it is to receive additional consideration, in the amount of NIS 1.25 million, no later than June 20, 2019. As stated in the Periodic Report for 2018, subject to fulfillment of conditions provided in the memorandum of understanding, OPC Solar may be entitled to additional consideration in respect of success, as defined in the memorandum of understanding. For details regarding the gain expected from the transaction – see Note 5 to the interim financial statements8. Upon completion of the transaction, the Company’s activities in the area of electricity generation activities using photovoltaic technology were sold. For additional details – see Note 3 to the Update of the Periodic Report regarding Description of the Company’s Business as at March 31, 2019.

[8]
It is emphasized that the total maximum consideration expected for the Company from the transaction described and the expected profit from the transaction constitute “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will actually be realized, and that stated depends on, among other things, factors not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

2.          Financial Position as at March 31, 2019 (in thousands of NIS)

Category	3/31/2019	12/31/2018	Analysis

Current Assets

Cash and cash equivalents	448,687	329,950
Most of the increase stems from an increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 187 million.

This increase was partly offset by current debt payments in Rotem, in the amount of about NIS 27 million, additional investments in construction of the Hadera power plant, in the amount of about NIS 15 million, a deposit in a debt service fund of Rotem, in the amount of about NIS 12 million, investments in property, plant and equipment in Rotem, in the amount of about NIS 5 million, additional investments in the Zomet project, in the amount of about NIS 4 million, and a deposit in a reserve for a shareholders’ guarantee, in the amount of about NIS 4 million.

For further information – see the Company’s condensed consolidated statements of cash flows included in the Interim Reports.

Short-term deposits and restricted cash	185,134	186,954	Most of the decrease derives from exchange rate differences in respect of a dollar deposit, in the amount of about NIS 2 million.

Trade receivables	120,640	132,273
Most of the decrease stems from the impact of the seasonal factor on the sales, in the amount of about NIS 14 million, and a decline in balances receivable from Israel Electric Company, in the amount of about NIS 4 million.

This decrease was partly offset by a collection date subsequent to the date of the report regarding sales of gas to Hadera, in the amount of about NIS 6 million.

Receivables and debit balances, including derivative financial instruments	26,390	41,243
Most of the decrease stems from a decline in the balance of Value Added Tax (VAT) receivable, in the amount of about NIS 15 million, deposits to suppliers, in the amount of about NIS 3 million, and balances receivable from Israel Electric Company, in the amount of about NIS 2 million.

On the other hand, the decrease was offset, mostly by the balance receivable from the Hadera construction contractor, in the amount of about NIS 5 million.

Total current assets	780,851	690,420

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2019 (in thousands of NIS) (Cont.)

Category	3/31/2019	12/31/2018	Analysis

Non-Current Assets

Long-term deposits and restricted cash	196,682	181,739
Most of the increase stems from an additional deposit in a debt service fund in accordance with Rotem’s financing agreement, in the amount of about NIS 12 million, and an additional deposit in a reserve for a shareholders’ guarantee in Rotem, in the amount of about NIS 4 million.

This increase was partly offset by release of a collateral, in the amount of about NIS 1 million, in respect of the guarantee provided in connection with Rotem’s operation company.

Long-term loans and prepaid expenses	88,959	88,351

Deferred tax assets, net	3,274	2,369

Property, plant and equipment	2,414,264	2,422,960
Most of the decrease stems from depreciation on the property, plant and equipment in Rotem and Hadera (the Energy Center), in the aggregate amount of about NIS 26 million, and use of diesel oil, in the amount of about NIS 7 million, pursuant to the instruction of the System Administrator.

The decrease was partly offset by an investment in construction of the Hadera Power Plant, in the amount of NIS 15 million, additions to the property, plant and equipment in Rotem, in the amount of about NIS 6 million, and an investment in the Zomet project, in the amount of about NIS 3 million.

Usage right asset	19,375	–	The increase derives from the first‑time application of IFRS 16.

Intangible assets	5,231	4,894

Total non-current assets	2,727,785	2,700,313

Total assets	3,508,636	3,390,733

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2019 (in thousands of NIS) (Cont.)

Category	3/31/2019	12/31/2018	Analysis

Current Liabilities

Current maturities of loans from banks and others	100,704	86,576
Most of the increase stems from update of the current maturities of Rotem in accordance with the repayment schedule, in the amount of about NIS 24 million.

The increase was partly offset mainly by repayment of the senior debt in Rotem, in the amount of about NIS 10 million.

Trade payables	206,449	177,268
Most of the increase derives from an increase in the balance of a supplier with respect to acquisition of the gas, in the amount of about NIS 53 million, mostly due to the payment date being subsequent to the date of the report.

The increase was partly offset by a decline in the balance due to Israel Electric Company, in the amount of about NIS 15 million, and the balance of suppliers relating to the construction in Hadera, in the amount of about NIS 10 million.

Dividend payable	53,600	–	During March 2019, a dividend was declared that was paid in April 2019.

Payables and other credit balances, including derivative financial instruments	38,096	24,049
Most of the increase derives from an increase in the VAT payable, in the amount of about NIS 6 million, an increase in liabilities to employees in respect of wages, in the amount of about NIS 4 million, and an increase in the interest payable, in the amount of about NIS 3 million.

Current maturities of liabilities in respect of a lease	2,367	–	The increase stems from the first‑time application of IFRS 16 commencing from January 1, 2019.

Current taxes payable	–	3,669	The decrease is mostly due to payment of debts in respect of taxes on income in Hadera.

Total current liabilities	401,216	291,562

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2019 (in thousands of NIS) (Cont.)

Category	3/31/2019	12/31/2018	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,805,678	1,828,121	Most of the decrease stems from update of the current maturities of Rotem, in the amount of about NIS 24 million.

Debentures	282,883	282,883

Liabilities in respect of a lease	17,106	–	The increase stems from the first‑time application of IFRS 16 commencing from January 1, 2019.

Capital notes to related parties	1,193	1,166

Employee benefits	177	177

Deferred taxes, net	246,379	228,540	The increase stems from update of the deferred taxes as a result of income for the period.

Total non-current liabilities	2,353,416	2,340,887

Total liabilities	2,754,632	2,632,449

3.	Results of operations for the three‑month period ended March 31, 2019 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the three‑month period ended March 31, 2019 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2019	3/31/2018	Analysis

Sales	353,699	349,724	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	223,550	219,624	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	26,830	26,277

Gross profit	103,319	103,823

Administrative and general expenses	16,953	11,739
Most of the increase derives from the increase in the expenses for professional services and legal fees (mainly as a result of costs in respect of the Tamar arbitration proceedings), in the amount of about NIS 2 million, costs relating to the equity remuneration plan, in the amount of about NIS 1 million, an increase in the costs of salaries and wages, in the amount of about NIS 1 million, and an increase in other costs, in the amount of about NIS 1 million.

Other income (expenses), net	1,001	(25)

Operating income	87,367	92,059

Financing expenses, net	18,863	15,251	Most of the increase stems from the impact of changes in the exchange rate of the dollar/shekel, in the amount of about NIS 5 million.

Income before taxes on income	68,504	76,808

Taxes on income	17,595	20,042	The decrease derives from lower income in the first quarter of 2019.

Income for the period	50,909	56,766

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income, depreciation, capital expenditures and other accompanying expenses.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the Three Months Ended
	March 31
	2019	2018

Sales	353,699	349,724
Cost of sales (less depreciation and amortization)	(223,550)	(219,624)
Administrative and general expenses (less depreciation and
amortization)	(16,339)	(11,658)
Other income (expenses)	1,001	(25)
EBITDA	114,811	118,417

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem power plant and the Hadera energy center (in millions KW hours):

	For the
	Three Months Ended
	March 31
	2019	2018

Sales to private customers	969	973
Sales to the System Administrator	43	38
Total sales	1,012	1,011

	For the
	Three Months Ended
	March 31
	2019	2018

Generation of electricity	984	976
Purchase of electricity from the System Administrator	28	35
Total sales	1,012	1,011

	For the Three Months Ended March 31
	2019		2018
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	100.0%	961	100.0%	951
Hadera	92.8%	23	99.8%	25

	For the
	Three Months Ended
	March 31
	2019	2018

Generation of steam	200	189

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the
	Three Months Ended
	March 31
	2019	2018

Revenues from sale of energy generated to private customers (1)	259,068	248,210
Revenues from sale of energy purchased to private customers (2)	6,339	8,165
Revenues from private customers in respect of infrastructures
services (3)	67,379	74,524
Revenues from sale of energy to the System Administrator (4)	5,072	4,258
Revenues from sale of steam (5)	15,841	14,567
Total revenues	353,699	349,724

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with some discount. The weighted‑average generation component tariff for 2019, as published by the Electricity Authority, is NIS 0.2909 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2018, the weighted‑average of the generation component tariff was NIS 0.2816 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

For the three‑month periods ended March 31, 2019 and 2018:

(1)
In the first quarter of 2019, there was an increase of about NIS 11 million in the revenues from sale of energy generated to private customers, deriving mainly from: (a) an increase in the total consumption of the customers, in the amount of about NIS 1 million; and (b) an increase in the generation component tariff, in the amount of about NIS 10 million.

(2)	Most of the decrease stems from a decline in the total energy purchased from Israel Electric Company for private customers, in the amount of about NIS 2 million.

(3)	Most of the decrease in the revenues from private customers for infrastructure services, in the amount of about NIS 7 million, stems from a decline in the infrastructure tariffs.

(4)
Most of the increase is the result of an increase in the total amount of energy sold to the System Administrator, in the amount of about NIS 1 million, compared with the corresponding quarter last year.

(5)	Most of the increase, in the amount of about NIS 1 million, stems from an increase in the total sales due to higher consumption and a higher price compared with the corresponding quarter last year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the
	Three Months Ended
	March 31
	2019	2018

Gas and diesel oil (1)	126,839	117,758
Expenses to IEC for infrastructure services and purchase of
electricity (2)	73,718	82,689
Gas transmission costs	8,046	6,822
Operating expenses (3)	14,947	12,355
Total cost of sales (less depreciation and amortization)	223,550	219,624

	For the
	Three Months Ended
	March 31
	2019	2018

Gas consumption (MMBTU)	7,136,595	7,078,496
Average gas price (in dollars)	4.77	4.71

For the three‑month periods ended March 31, 2019 and 2018:

(1)
An increase in the gas costs, in the amount of about NIS 9 million, due to: (a) an increase in the gas price, in the amount of about NIS 8 million, due to an increase in the exchange rate of the dollar and an increase in the generation component; and (b) an increase in the total generation, in the amount of about NIS 1 million.

(2)
A decrease of about NIS 9, million in the expenses to Israel Electric Company in respect of infrastructure services and purchase of electricity, deriving mainly from (a) a decrease in the expenses for infrastructure services, in the amount of about NIS 7 million, due to a decrease in the infrastructure tariffs; and (b) a decrease, in the amount of about NIS 2 million, due to a decline in the total purchases of electricity from Israel Electric Company for private customers.

(3)
Most of the increase in the gas transmission costs is the result of a higher fixed payment to payment Israel Natural Gas Lines due to expansion of the connection of the new PRMS facility in Hadera in May 2018.

(4)	Most of the increase stems from estimates in contemplation of commercial operation of Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
Category	3/31/2019	3/31/2018	Analysis

Cash flows provided by operating activities	190,636	93,937
Most of the increase stems from an increase in the working capital, in the amount of about NIS 98 million (mainly as a result of a lower number of gas payments in the first quarter of 2019 due to timing differences).

For further information – see the Company’s interim statements of cash flows included in the interim reports.

Cash flows used in investing activities	(44,699)	(74,298)
Most of the decrease in the cash flows used in investing activities derives from higher investments in Hadera, in the amount of about NIS 30 million, in Zomet, in the amount of about NIS 8 million, and in Rotem, in the amount of about NIS 3 million, in the first quarter of 2018, and from a withdrawal from restricted deposits, in the amount of about NIS 5 million, in the first quarter of 2018, mainly due to update of a collateral in respect of a guarantee to Israel Electric Company.

This decrease was offset by deposits in restricted deposits, in the amount of about NIS 16 million, mainly due to update of a debt service fund and a reserve for a shareholders’ guarantee in Rotem, and an additional deposit in a reserve for a shareholders’ guarantee in the first quarter of 2019.

Cash flows used in financing activities	(27,020)	(19,256)
Most of the increase in the cash flows used in financing activities stems from lower withdrawals from the financing agreement framework in the Hadera project: about NIS 22 million was withdrawn in the first quarter of 2018, whereas in the first quarter of 2019 no withdrawals were made.

On the other hand, the senior debt in Rotem was lower in the first quarter of 2019: about NIS 26 million in the first quarter of 2019, compared with about NIS 41 million in the first quarter of 2019.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at March 31, 2019 (in thousands of NIS):

	Rotem	Hadera	Energy	Zomet	Others	Consolidated

Debt (not including accrued interest	1,245,826	649,564	293,875	–	1,193	2,190,458
Cash and cash equivalents and short-term deposits	235,144	34,995	273,545	2,825	2,418	548,927
Restricted cash (including debt service reserves)	186,946	6,402	88,228	–	–	281,576
Debt service reserves (out of the restricted cash)	106,810	–	46,489	–	–	153,299

–	During the period of the report, Rotem repaid about NIS 10 million (relating to principal only) of its loans.

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2018 (in thousands of NIS):

	Rotem	Hadera	Energy	Zomet	Others	Consolidated

Debt (not including accrued interest	1,259,452	644,253	293,875	–	1,166	2,198,746
Cash and cash equivalents	97,077	44,975	286,314	632	1,105	430,103
Restricted cash (including debt service reserves)	172,546	6,459	89,535	–	–	268,540
Debt service reserves (out of the restricted cash)	90,499	–	46,488	–	–	136,987

OPC Energy Ltd.
Report of the Board of Directors

Other Information

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part A “Update of the Company’s Business” and Notes 5 and 6 to the interim financial statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Corporation Governance

Contributions

As part of the Company’s policies with respect to contributions, in March 2019 the following contributions were approved:

–
The amount of NIS 1,000 thousand, which was paid in April 2019, to “Password for Every Student”. “Password for Every Student” receives contributions also from parties related to indirect interested parties in the Company (for details – see Sections 2.3.1 and 7.3 to the Description of the Company’s Business in the Periodic Report for 2018). The Company’s CFO is a representative of the project’s Steering Committee without compensation.

–	The amount of NIS 150 thousand – to the “Nirim” Society.

–	The amount of NIS 150 thousand – to the “Rakhashay Lev” Society.

–	The amount of NIS 150 thousand – to the “Technoda Hadera Givat Olga” Society.

–	The amount of NIS 200 thousand – to the Society for Advancement of the Dimona Sport Club and Advancement of the Youth.

Yoav Doppelt	Giora Almogy
Chairman of the Board of Directors	CEO

Date: May 28, 2019